SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Other Matters to be Disclosed

KT Corporation and the labor union entered into 2006 collective bargain agreement and summary of the major terms are as follows:

1.	Wage freeze for 2006

2.	KT Corporation to provide assistance to pension savings

- Amount: KRW50,000 per month (the same amount as previous year)

- Period: starting from January 2007

Notice of Directors’ Shareholdings in KT Corporation

Director	Title	As of August 7, 2006	Type of shares
Kook-Hyun Moon	Outside Director	390	Common stock

Do-Hwan Kim	Outside Director	390	Common stock

Kon-Sik Kim	Outside Director	390	Common stock

Jeong-Ro Yoon	Outside Director	390	Common stock

Sung-Deuk Park	Outside Director	290	Common stock

Thae-Surn Khwarg	Outside Director	540	Common stock

Jong-Kyoo Yoon	Outside Director	390	Common stock

Stuart B. Solomon	Outside Director	70	Common stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 12, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director